

December 23, 2014

<u>Via E-mail</u>
Ronald J. Lieberman
Executive Vice President, General Counsel and Secretary
NorthStar/RXR New York Metro Income, Inc.
399 Park Avenue, 18th Floor
New York, New York 10022

> **Re: NorthStar/RXR New York Metro Income, Inc.**
> **Registration Statement on Form S-11**
> **Submitted November 26, 2014**
> **File No. 333-200617**

Dear Mr. Lieberman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Estimated Use of Proceeds, page 67</u>

1.   We refer to your note (2) to your table on page 67. Please tell us how you determined that acquisition fees would be $48,330,000 for real estate and $5,370,000 for debt and security investments.

<u>Prior Performance Summary, page 150</u>

2.   We note your responses to comments 4 and 7 of our letter dated July 17, 2014. We continue to believe that a subset of returns on certain investments may not be appropriate in your prior performance disclosure. In this regard, please tell us how you determined that returns on certain subsets of your investments provide investors with a balanced and complete overview of your prior performance. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Ronald J. Lieberman
NorthStar/RXR New York Metro Income, Inc.
December 23, 2014
Page 3

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel

cc: Judith D. Fryer, Esq.
        Greenberg Traurig, LLP